Exhibit 99.1

For Immediate Release

Contact:

WSP Holdings Limited	Compass Investor Relations
Ms. Judy Zhu, IR Director	Ms. Elaine Ketchmere, CFA
Phone: +86-510-8536-0401	Phone: +1-310-528-3031 (Los Angeles)
E-mail: info@wsphl.com	E-mail: eketchmere@compass-ir.com
http://www.wsphl.com	http://www.compassinvestorrelations.com

WSP Holdings Limited

Announces Update on Going Private Transaction

Wuxi, China, March 19, 2014 — WSP Holdings Limited (NYSE: WH) (“WSP Holdings” or the “Company”), a leading Chinese manufacturer of API (“American Petroleum Institute”) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction (“Oil Country Tubular Goods” or “OCTG”), and other pipes and connectors, today announced that it has entered into an Amendment No. 2 and Assignment and Assumption Agreement (“Amendment No. 2 “) relating to the Agreement and Plan of Merger entered into on February 21, 2013 and amended on August 15, 2013 (the “Merger Agreement”) with the original parties under the Merger Agreement and Wuxi Heavy Industries, Ltd. (“New Parent”), WHI Acquisitions, Ltd. (“New Merger Sub”) and General Transactions, Inc.  Pursuant to Amendment No. 2, the original acquiring parties under the Merger Agreement and H.D.S. Investment LLC assigned all of their respective rights and obligations under the Merger Agreement and certain related agreements to New Parent, New Merger Sub and General Transactions, Inc., respectively, and New Parent, New Merger Sub and General Transactions, Inc. assumed all such rights and obligations.  Amendment No. 2 also made certain other changes to the Merger Agreement, including extending the termination date of the Merger Agreement to May 31, 2014.

Concurrently with the signing of Amendment No. 2, the original acquiring parties under the Merger Agreement also assigned all of their respective rights and obligations under certain rollover and voting agreements, which were entered into concurrently with the signing of the Merger Agreement on February 21, 2013, to New Parent and New Merger Sub, respectively, and New Parent and New Merger Sub assumed all such rights and obligations.

The Company will file its Schedule 13E-3/A and preliminary proxy statement with the Securities and Exchange Commission (the “SEC”) as soon as possible, and expects to complete the going private transaction as soon as practicable thereafter, subject to approvals and satisfaction or waiver of conditions in the Merger Agreement.

For additional information regarding the going private transaction, please refer to our latest Schedule 13E-3/A and preliminary proxy statement filed with the SEC on November 22, 2013.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors.  Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions. The Company’s products are used in China’s major oilfields and are exported to oil producing regions throughout the world. For further information, please visit WSP Holdings’ website at http://www.wsphl.com/.

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Among other things, the Company’s outlook and quotations from management in this announcement contain forward-looking statements. A number of factors could cause actual results to differ materially from those contained in the forward-looking statement.  Such factors include, but are not limited to, the Company’s ability to file its annual report and complete the going private transaction according to the timeline above, changes in anticipated level of sales, changes in national or regional economic and competitive conditions, changes in the Company’s relationships with customers, the Company’s ability to develop and market new products, the Company’s ability to access capital for expansion, changes in principal product revenues and other factors detailed from time to time in the Company’s filings with the United States Securities and Exchange Commission and other regulatory authorities. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release was developed by the Company, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company’s stock. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does WSP Holdings purport it to be complete.  Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.